UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

SOLITRON DEVICES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

834256208
(CUSIP Number)

Olesen Capital Management LLC, 60 W. Broad Street, Suite 304, Bethlehem, PA 18018, (610) 866 6200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 834256208

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Olesen Value Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Funds of investment partnership
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bethlehem, PA, USA
NUMBER OF	7	SOLE VOTING POWER
SHARES		136,539
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		136,539
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

136,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON (See Instructions)

PN

* Percentage calculated based on 2,232,977 shares of common stock, par value $.01 per share, outstanding as of June 10, 2016, computed based on the Annual report filed on June 15, 2016, with the Securities and Exchange Commission.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Solitron Devices, Inc. (the “Issuer” or “Solitron Devices”). The address of the issuer is 3301 Electronics Way, West Palm Beach, Florida, 33407.

Item 2. Identity and Background

(a)

This Statement is filed by Jag Sriram on behalf of Olesen Capital Management LLC (OCM), a Pennsylvania limited liability company and Olesen Value Fund L.P. (OVF), a private investment partnership existing under the laws of the State of Delaware. OCM is the General Partner and Investment Advisor to OVF. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of his position as Senior Vice President of OVF, Mr. Sriram has the power to vote and dispose of the Issuer’s Shares owned by OVF.

(b)	The principal business address of OVF is 60 W. Broad Street, Suite 304, Bethlehem, Pennsylvania 18018.

(c)	The principal business of OVF is acquiring, holding and disposing of investments in various companies. The principal occupation of Mr. Sriram is serving as the Senior Vice President of OVF.

(d)	During the last five years, Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to securities laws or any other laws.

(f)	Mr. Sriram is a citizen of the Unites States of America.

Item 3. Source and Amount of Funds or Other Considerations

The Common Stock of the Issuer was acquired in open market transactions using assets of OVF. No funds were borrowed to acquire the Common Stock. The total amount of funds used to acquire the common stock was $574,867.

Item 4. Purpose of Transaction

The Common Stock reported in this filing has been purchased and held for investment purposes. OVF is interested in discussing with Issuer’s management, board of directors, and/or with third parties options relating to board composition, capital allocation, and any other strategies for shareholder value creation. OVF is also interesting in discussing with other shareholders its contemplated candidacy for board membership. Depending on Reporting Person’s ongoing evaluation of general market conditions and general matters related to Issuer, including Issuer’s financial condition and results, Reporting Person may determine whether to hold, increase, or decrease their investment in the Common Stock through open market, privately negotiated, or any other transactions. Depending on its assessment of the forgoing factors, the Reporting Person may, from time to time, modify its present intention as stated in this Item 4. Except as set forth herein, Reporting Person has no present plan or proposal which would relate to or result in any of the matters or actions set forth in clauses a through j of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

The following sets forth the aggregate number and percentage of the class of securities identified pursuant to Item 1. The percentage is calculated based on 2,232,977 shares of common stock, par value $.01 per share, outstanding as of June 10, 2016, computed based on the Annual Report filed on June 15, 2016, with the Securities and Exchange Commission.

Name	No. of shares	Percent of class
Olesen Value Fund L.P.	136,539	6.1%
Total	136,539	6.1%

(b)	Olesen Value Fund L.P. has the sole power to vote and the sole power to dispose of the shares above.

(c)	Transactions during the past sixty days:

4/15/2016	Buy	700 shares	$3.54/share
4/20/2016	Buy	1,917 shares	$3.68/share
5/04/2016	Buy	257 shares	$3.59/share
5/09/2016	Buy	25 shares	$3.59/share
5/11/2016	Buy	937 shares	$3.59/share
5/13/2016	Buy	2,180 shares	$3.59/share
5/17/2016	Buy	1,001shares	$3.63/share
5/18/2016	Buy	1,000 shares	$3.63/share
5/26/2016	Buy	1,100 shares	$3.64/share
6/13/2016	Buy	3,477 shares	$3.48/share
6/14/2016	Buy	2,000 shares	$3.48/share
6/15/2016	Buy	6,200 shares	$3.40/share

The Reporting Person claims beneficial ownership of all shares referenced in this filing.

(d)

To the best knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition and voting with respect to the Common Stock are established in a written Limited Partnership Agreement between the limited partners of Olesen Value Fund L.P and Olesen Capital Management, LLC, a Pennsylvania limited liability company that acts as the General Partner and Investment Advisor of Olesen Value Fund L.P. This contract is entered into in the ordinary course of business and the agreement makes no special provisions related to the disposition or voting of the Common Stock.

Item 7. Material to Be Filed as Exhibits

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2016
Dated

/s/
Signature

Jag Sriram, Senior Vice President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).